FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


AUG 0 1 2005

Bear Stearns Asset Backed Securities I LLC
Exact Name of Registrant as Specified in Charter

0001283557
Registrant CIK Number

Form 8-K, July 29, 2005, Series 2005-5

333-125422

Name of Person Filing the Document
(If Other than the Registrant)



05062427

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC



By: ________________________

Name:

Title:

Dated: July 29, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Preliminary Term Sheet

$[529,169,000] *(Approximate)*

SACO I Trust 2005-5
(Group I Closed-End Second Lien)

Mortgage Pass-Through Certificates, Series 2005-5

EMC Mortgage Corporation
Mortgage Loan Seller

Bear Stearns Asset Backed Securities I LLC
Depositor

July 14, 2005

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus supplement and the prospectus (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$[529,169,000] (Approximate)
SACO I TRUST 2005-5,
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2005-5

Characteristics of the Group I Certificates [(1)]

Group I Certificates	Initial Certificate Principal Amount [(2)]	Percent	Coupon Type	Est. WAL to Call (years)	Principal Lockout/ Window (months)	Expected Final Maturity Date	Final Scheduled Distribution Date	Expected Ratings *(Moody's / S&P / Fitch)*
Class I-A	$ 398,678,000	69.20%	Variable [(3)]	1.12	0/33	April 2008	August 2035	Aaa/AAA/AAA
Class I-M-1	$ 59,052,000	10.25%	Variable [(3)]	3.41	32/13	July 2017	August 2035	Aa2/AA/AA
Class I-M-2	$ 11,810,000	2.05%	Variable [(3)]	3.74	44/1	July 2015	August 2035	Aa3/AA-/AA-
Class I-M-3	$ 13,251,000	2.30%	Variable [(3)]	3.74	44/1	April 2015	August 2035	A1/A+/A+
Class I-M-4	$ 10,946,000	1.90%	Variable [(3)]	3.74	44/1	January 2015	August 2035	A2/A/A
Class I-M-5	$ 9,218,000	1.60%	Variable [(3)]	3.74	44/1	October 2014	August 2035	A3/A-/A-
Class I-B-1	$ 10,370,000	1.80%	Variable [(3)]	3.73	43/2	June 2014	August 2035	Baa1/BBB+/BBB+
Class I-B-2	$ 8,642,000	1.50%	Variable [(3)]	3.66	42/3	February 2014	August 2035	Baa2/BBB/BBB
Class I-B-3	$ 7,202,000	1.25%	Variable [(3)]	3.60	41/4	October 2013	August 2035	Baa3/BBB-/BBB
Class I-B-4	$ 13,539,000	2.35%	Variable [(3)]	3.53	NOT OFFERED HEREBY			Ba2/BB/BB

Notes:

(1) The Group I Certificates will be priced assuming a 35% CPR and a 20% Clean-Up Call.

(2) The Group I Certificates are approximate and are subject to a 10% variance.

(3) The lesser of (a) one-month LIBOR plus the related margin and (b) 11.00% per annum, in each case subject to the Net WAC Cap Rate limitation. After the Clean-Up Call Date, the margin on the Class I-A Certificates will increase by 2.0 times, and the margins on the Class I-M Certificates and Class I-B Certificates will increase by 1.5 times.

THE COLLATERAL

The assets of the portion of the trust corresponding to Loan Group I represent a 100% beneficial ownership interest in a pool of Group I Mortgage Loans, which will consist of fixed-rate, junior-lien Group I Mortgage Loans with an aggregate principal balance of approximately $576,123,760 as of June 1, 2005 (the "Statistical Calculation Date").

THE STRUCTURE

Class I-A Certificates

The Class I-A Certificates (the "Class I-A Certificates") will be issued as floating-rate senior securities.

Class I-M Certificates

The Class I-M-1, Class I-M-2, Class I-M-3, Class I-M-4 and Class I-M-5 Certificates (collectively, the "Class I-M Certificates") will be issued as floating-rate mezzanine securities. The Class I-M Certificates will be subordinate to the Class I-A Certificates, and senior to the Class I-B Certificates. The Class I-M-5 Certificates will be subordinate to the Class I-M-4, Class I-M-3, Class I-M-2 and Class I-M-1 Certificates. The Class I-M-4 Certificates will be subordinate to the Class I-M-3, Class I-M-2 and Class I-M-1 Certificates. The Class I-M-3 Certificates will be subordinate to the Class I-M-2 Certificates and Class I-M-1 Certificates. The Class I-M-2 Certificates will be subordinate to the Class I-M-1 Certificates.

Class I-B Certificates

The Class I-B-1, Class I-B-2, Class I-B-3 and Class I-B-4 Certificates (collectively, the "Class I-B Certificates") will be issued as floating-rate subordinate securities. The Class I-B Certificates will be subordinate to the Class I-M and Class I-A Certificates. The Class I-B-4 Certificates will be subordinate to the Class I-B-3, Class I-B-2 and Class I-B-1 Certificates. The Class I-B-3 Certificates will be subordinate to the Class I-B-2 Certificates and the Class I-B-1 Certificates. The Class I-B-2 Certificates will be subordinate to the Class I-B-1 Certificates.

Group I Offered Certificates

Class I-A Certificates, Class I-M Certificates and the Class I-B-1, Class I-B-2, and Class I-B-3 Certificates will be publicly offered hereby.

Non-Offered Certificates

Class I-B-4, Class C Certificates and Class R Certificates will not be offered hereby.

Group I Certificates

The Group I Offered Certificates and the Group I Non-Offered Certificates are collectively referred to as the "Group I Certificates."

Underwriter:	Bear, Stearns & Co. Inc.
Depositor:	Bear Stearns Asset Backed Securities I LLC.
Group I Servicers:	EMC Mortgage Corporation (for 99.51% of the Mortgage Loans) and Union Federal Bank (for 0.49% of the Mortgage Loans).
Master Servicer:	LaSalle Bank National Association.
Custodians:	Wells Fargo Bank, National Association and LaSalle Bank National Association.
Trustee:	Citibank, N.A.
Swap Provider:	[To be determined]
Swap Administrator:	[To be determined]
Federal Tax Status:	The trust will be established as one or more REMICs for U.S. federal income tax purposes.
Registration:	The Class I-A, Class I-M, Class I-B-1, Class I-B-2 and Class I-B-3 Certificates will be available in book-entry form through DTC. The Class I-B-4 Certificates will only be available in registered physical form.
Denominations:	For the Class I-A, Class I-M and Class I-B Certificates, minimum denominations of $25,000 and multiples of $1 in excess thereof.
Statistical Calculation Date:	June 1, 2005.
Cut-off Date:	July 1, 2005.
Closing Date:	[July 29, 2005].
Distribution Date:	The 25th day of each month (or the next business day) commencing in August 2005.
Record Date:	With respect to the Class I-A, Class I-M and Class I-B Certificates (other than the Class I-B-4 Certificates) and any Distribution Date, the close of business on the day prior to that Distribution Date, with respect to the I-B-4 Certificates, the close of business on the last business day of the month preceding the month in which such Distribution Date occurs.
Final Scheduled Distribution Date:	[August 25, 2035]
ERISA Eligibility:	It is expected that the Class I-A, Class I-M, Class I-B-1, Class I-B-2 and Class I-B-3 Certificates will be ERISA eligible after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase such class of Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
SMMEA Eligibility:	None of the Group I Certificates will be "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The majority holder of the Class C Certificates may purchase all of the Group I Mortgage Loans (and any properties acquired in respect thereof) when the aggregate principal balance of the Group I Mortgage Loans (and such properties) is equal to or less than 20% of the aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date, thereby effecting early retirement of the Group I Certificates.
Pricing Prepayment Speed:	The Group I Offered Certificates will be priced based on a constant prepayment speed of 35% CPR.

The Group I Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Group I Mortgage Loans was approximately $576,123,760. The Group I Mortgage Loans consist of 12,985 fixed-rate, junior-lien Group I Mortgage Loans. Based upon Statistical Calculation Date data, approximately 15.61% of the Group I Mortgage Loans were originated or acquired by SouthStar Funding, LLC; approximately 13.53% of the Group I Mortgage Loans were originated or acquired by Finance America, LLC; and approximately 70.86% of the Group I Mortgage Loans were originated or acquired by EMC Mortgage Corporation from other various sellers.

Pass-Through Rate: With respect to each Accrual Period, the Class I-A, Class I-M and Class I-B Certificates accrue interest at a per annum Pass-Through Rate based on the lesser of (a) a one-month LIBOR index plus a specified margin and (b) 11.00% per annum, but such Pass-Through Rate is subject to a limit equal to the Net WAC Cap Rate.

Swap Agreement: On the Closing Date, the Swap Administrator will enter into a Swap Agreement with an initial notional amount of approximately $[576,123,759.80]. Under the Swap Agreement, the Swap Administrator shall be obligated to pay to the Swap Provider an amount equal to [4.18]% (per annum) on the swap notional amount and the trust will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the swap notional amount on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. To the extent that the Swap Administrator is obliged to make a Net Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a net payment to the Swap Administrator in the same amount, for payment to the Swap Provider.

Upon early termination of the Swap Agreement, the Swap Administrator or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Swap Administrator is required to make a Swap Termination Payment, the trust will be required to make a payment to the Swap Administrator in the same amount, which amount will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event).** Shown below is the swap notional amount schedule, which generally has been derived based upon a prepayment speed of 40% CPR.

Period	Notional Balance ($)	Period	Notional Balance ($)
1	576,123,759.80	21	243,175,662.64
2	551,831,877.40	22	232,898,016.00
3	528,561,738.92	23	223,053,457.46
4	506,270,451.07	24	213,623,779.48
5	484,916,918.52	25	204,591,538.55
6	464,461,768.63	26	195,940,023.28
7	444,867,279.33	27	187,653,223.61
8	426,097,310.00	28	179,715,801.48
9	408,117,235.25	29	172,113,062.69
10	390,893,881.46	30	164,830,929.82
11	374,395,466.03	31	157,855,916.47
12	358,591,539.06	32	151,175,102.45
13	343,452,927.60	33	144,776,711.40
14	328,951,682.12	34	138,648,239.09
15	315,061,025.32	35	132,778,327.99
16	301,755,302.97	36	127,156,097.54
17	289,009,936.92	37	121,771,124.08
18	276,801,380.00	38	116,613,421.77
19	265,107,072.83	39	111,673,424.17
20	253,905,402.44	40	106,941,966.71

Accrual Period: With respect to each Distribution Date, interest will accrue (a) for the Class I-A, Class I-M and Class I-B Certificates, during the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs (or, in the case of the August 2005 Distribution Date, commencing on the Closing Date) and ending on the day preceding that Distribution Date.

Net WAC Cap Rate: With respect to any Distribution Date and any Class of Group I Offered Certificates a per annum rate equal to the the excess, if any, of (A) the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans as of the first day of the calendar month preceding the calendar month of such Distribution Date; over (B) the sum of (i) the Net Swap Payment payable to the Swap Provider on such Distribution Date and (ii) any Swap Termination Payment not due to a Swap Provider Trigger Event payable to the Swap Provider on such date, divided by the outstanding principal balance of the Mortgage Loans as of the first day of the calendar month preceding the calendar month of such Distribution Date, multiplied by 12.

Net WAC Cap Rate Carryover Amount: With respect to any Class of Group I Certificates and any Distribution Date, the sum of (A) the positive excess, if any, of (i) the amount of interest that would have been payable to such Class of Group I Certificates on such Distribution Date if the Pass-Through Rate for such Class for such Distribution Date were calculated at the related Formula Rate over (ii) the amount of interest payable on such Class of Group I Certificates at the Net WAC Cap Rate for such Distribution Date and (B) the related Net WAC Cap Rate Carryover Amount for the previous Distribution Date not previously paid, together with interest thereon at a rate equal to the related Formula Rate for such Class of Group I Certificates for such Distribution Date.

Formula Rate: With respect to the Class I-A, Class I-M and Class I-B Certificates a per annum rate equal to the lesser of (x) LIBOR plus the applicable Margin and (y) 11.00%.

Expense Adjusted Mortgage Rate: With respect to any Mortgage Loan or REO Property, the then applicable interest rate thereon minus the sum of (i) the Servicing Fee Rate, (ii) the Master Servicing Fee Rate and (iii) the Trustee Fee Rate.

Master Servicing Fee Rate: [0.017]% per annum on the outstanding principal balance of the Group I Mortgage Loans.

Servicing Fee Rate: 0.5000% per annum on the outstanding principal balance of the Group I Mortgage Loans.

Trustee Fee Rate: [0.0125]% per annum on the outstanding principal balance of the Group I Mortgage Loans.

Unpaid Interest Shortfall Amount: With respect to any Class of Group I Certificates and (i) the first Distribution Date, zero, and (ii) any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the monthly interest distributable amount for such Class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such Class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such Class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Group I Certificates of such Class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such Class for the related Accrual Period.

Allocated Realized Loss Amount: With respect to any Distribution Date and any Class of Group I Certificates, the sum of (x) the amount of any Realized Losses which have been applied in reduction of the Certificate Principal Balance of such Class on the preceding Distribution Date and (y) the amount of any Allocated Realized Loss Amount for such Class remaining unpaid on such preceding Distribution Date.

Credit Enhancement: The Group I Offered Certificates will have the benefit of the following credit enhancement mechanisms, each of which is intended to provide credit support for the Group I Offered Certificates, as applicable:

For the holders of the Class I-A Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Group I Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
4) **Subordination:** The subordination of the Class I-M-1, Class I-M-2, Class I-M-3, Class I-M-4, Class I-M-5, Class I-B-1, Class I-B-2, Class I-B-3 and Class I-B-4 Certificates (initially equal to approximately 25.00% of the Cut-off Date pool balance).

For the holders of the Class I-M-1 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Group I Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
4) **Subordination:** the subordination of the Class I-M-2, Class I-M-3, Class I-M-4, Class I-M-5, Class I-B-1, Class I-B-2, Class I-B-3 and Class I-B-4 Certificates (initially equal to approximately 14.75% of the Cut-off Date pool balance).

For the holders of the Class I-M-2 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Group I Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
4) **Subordination:** the subordination of the Class I-M-3, Class I-M-4, Class I-M-5, Class I-B-1, Class I-B-2, Class I-B-3 and Class I-B-4 Certificates (initially equal to approximately 12.70% of the Cut-off Date pool balance).

<u>For the holders of the Class I-M-3 Certificates:</u>

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Group I Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
4) **Subordination:** the subordination of the Class I-M-4, Class I-M-5, Class I-B-1, Class I-B-2, Class I-B-3 and Class I-B-4 Certificates (initially equal to approximately 10.40% of the Cut-off Date pool balance).

<u>For the holders of the Class I-M-4 Certificates:</u>

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Group I Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
4) **Subordination:** the subordination of the Class I-M-5, Class I-B-1, Class I-B-2, Class I-B-3 and Class I-B-4 Certificates (initially equal to approximately 8.50% of the Cut-off Date pool balance).

<u>For the holders of the Class I-M-5 Certificates:</u>

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Group I Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
4) **Subordination:** the subordination of the Class I-B-1, Class I-B-2, Class I-B-3 and Class I-B-4 Certificates (initially equal to approximately 6.90% of the Cut-off Date pool balance).

<u>For the holders of the Class I-B-1 Certificates:</u>

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Group I Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
4) **Subordination:** the subordination of Class I-B-2, Class I-B-3 and Class I-B-4 Certificates (initially equal to approximately 5.10% of the Cut-off Date pool balance).

For the holders of the Class I-B-2 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Group I Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
4) **Subordination:** The subordination of the Class I-B-3 Certificates and Class I-B-4 Certificates (initially equal to approximately 3.60% of the Cut-off Date pool balance).

For the holders of the Class I-B-3 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Group I Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
4) **Subordination:** The subordination of the Class I-B-4 Certificates (initially equal to approximately 2.35% of the Cut-off Date pool balance).

For the holders of the Class I-B-4 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread (excluding Net Swap Payments received from the Swap Provider) will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Group I Certificates, and will be applied as net monthly excess cashflow.
2) **Net Swap Payments Received**
3) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.

Realized Losses: Realized Losses will be absorbed first by excess spread and then by the Overcollateralization Amount then outstanding. Following the reduction of the Overcollateralization Amount to zero, all allocable Realized Losses will be allocated, first to the Class I-B-4 Certificates, second to the Class I-B-3 Certificates, third to the Class I-B-2 Certificates, fourth to Class I-B-1 Certificates, fifth to the Class I-M-5 Certificates, sixth to the Class I-M-4 Certificates, seventh to the Class I-M-3 Certificates, eighth to the Class I-M-2 Certificates, ninth to the Class I-M-1 Certificates and tenth to the Class I-A Certificates.

Stepdown Date: The later of (a) the Distribution Date occurring in August 2008, and (b) the first Distribution Date for which the sum of the aggregate Certificate Principal Balance of the Class I-M Certificates and Class I-B Certificates and the Overcollateralization Amount for such Distribution Date, divided by the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) is greater than or equal to approximately 61.60%.

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Group I Mortgage Loans (net of Administrative Fees and any Net Swap Payment or Swap Termination Payment owed to the Swap Provider not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event")).

Principal Distribution Amount: On any Distribution Date, the lesser of (a) the excess of (x) the related available distribution amount over (y) the related monthly Interest Distribution Amount and (b) the sum of the following:

(i) Each scheduled payment of principal collected or advanced on or in respect of the Group I Mortgage Loans by the Master Servicer or any Servicer that was due during the related Due Period;

(ii) the principal portion of all partial and full Principal Prepayments of the Group I Mortgage Loans applied by the Master Servicer or the related Servicer during the related Prepayment Period;

(iii) all related net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period;

(iv) that portion of the purchase price representing principal of any repurchased Mortgage Loan deposited to the Collection Account during such Prepayment Period;

(v) the principal portion of any related substitution shortfall amounts deposited in the Collection Account by the Seller during such Prepayment Period; and

(vi) on the Distribution Date on which the Trust Fund is to be terminated, that portion of the termination price in respect of principal.

(vii) The amount of any related Overcollateralization Increase Amount for that Distribution Date to the extent covered by Net Monthly Excess Cashflow for that Distribution Date; *minus*

(viii) the amount of any related Overcollateralization Reduction amount for that Distribution Date; *minus*

(ix) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider.

Priority of Payments: Payments of interest and principal on each Class of Group I Certificates will be as follows:

Interest

The Interest Remittance Amount will be applied in the following order of priority:

1) Fees and expenses of the Master Servicer and the Trustee;
2) To the Class I-A Certificateholders current interest plus any Unpaid Interest Shortfall Amount;
3) To the Class I-M-1 Certificateholders, current interest;
4) To the Class I-M-2 Certificateholders, current interest;
5) To the Class I-M-3 Certificateholders, current interest;
6) To the Class I-M-4 Certificateholders, current interest;
7) To the Class I-M-5 Certificateholders, current interest;
8) To the Class I-B-1 Certificateholders, current interest;
9) To the Class I-B-2 Certificateholders, current interest;
10) To the Class I-B-3 Certificateholders, current interest; and
11) To the Class I-B-4 Certificateholders, current interest.

Principal

The Principal Distribution Amount will be applied in the following order of priority:

Prior to the Stepdown Date

1) To the Class I-A Certificateholders, until paid in full;
2) To the Class I-M-1 Certificateholders, until paid in full;
3) To the Class I-M-2 Certificateholders, until paid in full;
4) To the Class I-M-3 Certificateholders, until paid in full;
5) To the Class I-M-4 Certificateholders, until paid in full;
6) To the Class I-M-5 Certificateholders, until paid in full;
7) To the Class I-B-1 Certificateholders, until paid in full;
8) To the Class I-B-2 Certificateholders, until paid in full;
9) To the Class I-B-3 Certificateholders, until paid in full; and
10) To the Class I-B-4 Certificateholders, until paid in full.

On and after the Stepdown Date

1) To the Class I-A Certificateholders, the Class I-A Principal Distribution Amount until paid in full;
2) To the Class I-M-1 Certificateholders, the Class I-M-1 Principal Distribution Amount until paid in full;
3) To the Class I-M-2 Certificateholders, the Class I-M-2 Principal Distribution Amount until paid in full;
4) To the Class I-M-3 Certificateholders, the Class I-M-3 Principal Distribution Amount until paid in full;
5) To the Class I-M-4 Certificateholders, the Class I-M-4 Principal Distribution Amount until paid in full;
6) To the Class I-M-5 Certificateholders, the Class I-M-5 Principal Distribution Amount until paid in full;
7) To the Class I-B-1 Certificateholders, the Class I-B-1 Principal Distribution Amount until paid in full;
8) To the Class I-B-2 Certificateholders, the Class I-B-2 Principal Distribution Amount until paid in full; and
9) To the Class I-B-3 Certificateholders, the Class I-B-3 Principal Distribution Amount until paid in full; and
10) To the Class I-B-4 Certificateholders, the Class I-B-4 Principal Distribution Amount until paid in full.

Swap Payment Priority

Funds payable under the swap agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Provider will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class I-A Certificates to pay accrued interest and any Unpaid Interest Shortfall Amount to the extent of the interest portion of any Realized Losses on the Group I Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class I-M Certificates, sequentially, to pay accrued interest and any Unpaid Interest Shortfall Amount to the extent of the interest portion of any Realized Losses on the Group I Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
3) sequentially to the Class I-A, Class I-M-1, Class I-M-2, Class I-M-3, Class I-M-4, Class I-M-5, Class I-B-1, Class I-B-2, Class I-B-3, and Class I-B-4 Certificates, in that order, to pay any Net WAC Cap Rate Carryover Amount for such Distribution Date;
4) to pay as principal to the Class I-A, Class I-M-1, Class I-M-2, Class I-M-3, Class I-M-4, Class I-M-5, Class I-B-1, Class I-B-2, Class I-B-3, and Class I-B-4 Certificates to maintain the Overcollateralization Target Amount for such Distribution Date (to the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount as a result of Realized Losses and to the extent not covered by Net Monthly Excess Cashflow) distributed in the same manner and priority as the Principal Distribution Amount; and
5) to the party named in the Pooling and Servicing Agreement, any remaining amounts.

Net Monthly Excess Cashflow

On each Distribution Date, the Net Monthly Excess Cashflow will be applied in the following order of priority to the extent available for such purpose and to the extent not covered by amounts paid pursuant to the Swap Agreement (other than in the case of clause 1) below):

1) To the Class or Classes of Group I Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Overcollateralization Increase Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the Class I-A Certificateholders, any Unpaid Interest Shortfall Amount to the extent unpaid from the Interest Remittance Amount or amounts paid to the trust pursuant to the Swap Agreement;
3) To the Class I-M-1 Certificateholders, any Unpaid Interest Shortfall Amount;
4) To the Class I-M-2 Certificateholders, any Unpaid Interest Shortfall Amount;
5) To the Class I-M-3 Certificateholders, any Unpaid Interest Shortfall Amount;
6) To the Class I-M-4 Certificateholders, any Unpaid Interest Shortfall Amount;
7) To the Class I-M-5 Certificateholders, any Unpaid Interest Shortfall Amount;
8) To the Class I-B-1 Certificateholders, any Unpaid Interest Shortfall Amount;
9) To the Class I-B-2 Certificateholders, any Unpaid Interest Shortfall Amount;
10) To the Class I-B-3 Certificateholders, any Unpaid Interest Shortfall Amount;
11) To the Class I-B-4 Certificateholders, any Unpaid Interest Shortfall Amount;
12) To the Class I-A Certificateholders any Net WAC Cap Rate Carryover Amount;
13) To the Class I-M-1 Certificateholders, any Net WAC Cap Rate Carryover Amount;
14) To the Class I-M-2 Certificateholders, any Net WAC Cap Rate Carryover Amount;
15) To the Class I-M-3 Certificateholders, any Net WAC Cap Rate Carryover Amount;

16) To the Class I-M-4 Certificateholders, any Net WAC Cap Rate Carryover Amount;
17) To the Class I-M-5 Certificateholders, any Net WAC Cap Rate Carryover Amount;
18) To the Class I-B-1 Certificateholders, any Net WAC Cap Rate Carryover Amount;
19) To the Class I-B-2 Certificateholders, any Net WAC Cap Rate Carryover Amount;
20) To the Class I-B-3 Certificateholders, any Net WAC Cap Rate Carryover Amount;
21) To the Class I-B-4 Certificateholders, any Net WAC Cap Rate Carryover Amount;
22) To the Class I-A, Class I-M-1, Class I-M-2, Class I-M-3, Class I-M-4, Class I-M-5, Class I-B-1, Class I-B-2, Class I-B-3, and Class I-B-4 Certificateholders, sequentially in that order, any unpaid prepayment interest shortfalls and Relief Act shortfalls, allocated thereto;
23) to the Swap Provider, any Swap Termination Payment for such Distribution Date due to a Swap Provider Trigger Event; and
24) Any remaining amounts will be paid to the holder of the Class C Certificates.

Principal Priority:

For each Distribution Date prior to the Stepdown Date, 100% of the Principal Distribution Amount will be paid as principal to the Class I-A Certificates, *provided, however,* that if the Certificate Principal Balance of the Class I-A Certificates has been reduced to zero, the Principal Distribution Amount will be applied sequentially in the following order of priority: first, to the Class I-M-1 Certificates; second, to the Class I-M-2 Certificates; third, to the Class I-M-3 Certificates; fourth, to the Class I-M-4 Certificates; fifth, to the Class I-M-5 Certificates; sixth, to the Class I-B-1 Certificates; seventh, to the Class I-B-2 Certificates; eighth, to the Class I-B-3 Certificates, and ninth, to the Class I-B-4 Certificates in each case until the Certificate Principal Balance thereof has been reduced to zero.

For each Distribution Date on or after the Stepdown Date, the applicable Principal Distribution Amount will be calculated such that all Group I Certificates will be entitled to receive payments of principal in the following order of priority: first, to the Class I-A Certificates such that the Class I-A Certificates will have approximately 61.60% subordination, second to the Class I-M-1 Certificates such that the Class I-M-1 Certificates will have approximately 41.10% subordination, third to the Class I-M-2 Certificates such that the Class I-M-2 Certificates will have approximately 37.00% subordination, fourth, to the Class I-M-3 Certificates such that the Class I-M-3 Certificates will have approximately 32.40% subordination, fifth, to the Class I-M-4 Certificates such that the Class I-M-4 Certificates will have approximately 28.60% subordination, sixth, to the Class I-M-5 Certificates such that the Class I-M-5 Certificates will have approximately 25.40% subordination, seventh, to the Class I-B-1 Certificates such that the Class I-B-1 Certificates will have approximately 21.80% subordination, eighth, to the Class I-B-2 Certificates such that the Class I-B-2 Certificates will have approximately 18.80% subordination, ninth, to the Class I-B-3 Certificates such that the Class I-B-3 Certificates will have approximately 16.30% subordination and last, to the Class I-B-4 Certificates such that the Class I-B-4 Certificates will have approximately 11.60% subordination, in each case until the Certificate Principal Balance thereof has been reduced to zero.

Class I-A Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the Certificate Principal Balance of the Class I-A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 38.40% and (2) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class I-M-1 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class I-A Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the Certificate Principal Balance of the Class I-A Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class I-M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 58.90% and (2) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class I-M-2 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class I-A Principal Distribution Amount and the Class I-M-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates and Class I-M-1 Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount and the Class I-M-1 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class I-M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 63.00% and (2) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class I-M-3 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount and the Class I-M-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates, the Class I-M-1 Certificates and Class I-M-2 Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount and the Class I-M-2 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class I-M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 67.60% and (2) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class I-M-4 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2 Principal Distribution Amount and the Class I-M-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates, the Class I-M-1 Certificates, the Class I-M-2 Certificates and Class I-M-3 Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2 Principal Distribution Amount and the Class I-M-3 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class I-M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 71.40% and (2) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class I-M-5 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2 Principal Distribution Amount, the Class I-M-3 Principal Distribution Amount and the Class I-M-4 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates, the Class I-M-1 Certificates, the Class I-M-2 Certificates, the Class I-M-3 Certificates and Class I-M-4 Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2 Principal Distribution Amount, the Class I-M-3 Principal Distribution Amount and the Class I-M-4 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class I-M-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 74.60% and (2) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class I-B-1 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of :

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2 Principal Distribution Amount, the Class I-M-3 Principal Distribution Amount, the Class I-M-4 Principal Distribution Amount and the Class I-M-5 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates, the Class I-M-1 Certificates, the Class I-M-2 Certificates, the Class I-M-3 Certificates, the Class I-M-4 Certificates and the Class I-M-5 Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2 Principal Distribution Amount, the Class I-M-3 Principal Distribution Amount, the Class I-M-4 Principal Distribution Amount and the Class I-M-5 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class I-B-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 78.20% and (2) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class I-B-2 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2 Principal Distribution Amount, the Class I-M-3 Principal Distribution Amount, the Class I-M-4 Principal Distribution Amount, the Class I-M-5 Principal Distribution Amount and the Class I-B-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates, the Class I-M-1 Certificates, the Class I-M-2 Certificates, the Class I-M-3 Certificates, the Class I-M-4 Certificates, the Class I-M-5 Certificates and the Class I-B-1 Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2 Principal Distribution Amount, the Class I-M-3 Principal Distribution Amount, the Class I-M-4 Principal Distribution Amount, the Class I-M-5 Principal Distribution Amount and the Class I-B-1 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class I-B-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 81.20% and (2) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class I-B-3 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of :

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2 Principal Distribution Amount, the Class I-M-3 Principal Distribution Amount, the Class I-M-4 Principal Distribution Amount, the Class I-M-5 Principal Distribution Amount, the Class I-B-1 Principal Distribution Amount and the Class I-B-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates, the Class I-M-1 Certificates, the Class I-M-2 Certificates, the Class I-M-3 Certificates, the Class I-M-4 Certificates, the Class M-5 Certificates, the Class I-B-1 Certificates and the Class I-B-2 Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2 Principal Distribution Amount, the Class I-M-3 Principal Distribution Amount, the Class I-M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class I-B-1 Principal Distribution Amount and the Class I-B-2 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class I-B-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 83.70% and (2) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class I-B-4 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of :

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2 Principal Distribution Amount, the Class I-M-3 Principal Distribution Amount, the Class I-M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class I-B-1 Principal Distribution Amount, the Class I-B-2 Principal Distribution Amount and the Class I-B-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class I-A Certificates, the Class I-M-1 Certificates, the Class I-M-2 Certificates, the Class I-M-3 Certificates, the Class I-M-4 Certificates, the Class M-5 Certificates, the Class I-B-1 Certificates, the Class I-B-2 Certificates and the Class I-B-3 Certificates (after taking into account the payment of the Class I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount, the Class I-M-2 Principal Distribution Amount, the Class I-M-3 Principal Distribution Amount, the Class I-M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class I-B-1 Principal Distribution Amount, the Class I-B-2 Principal Distribution Amount and the Class I-B-3 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class I-B-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 88.40% and (2) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Trigger Event:

A Trigger Event will exist with respect to any Distribution Date if during the applicable period each of the applicable standards specified below for the Sixty Day Plus Delinquency Percentage and the Cumulative Realized Loss Percentage is not satisfied:

1) On any Distribution Date, the Sixty Day Plus Delinquency Percentage is less than [7.00]%;
2) On any Distribution Date from and including the Distribution Date in August 2008 to and including the Distribution Date in July 2009, the Cumulative Realized Loss Percentage for such Distribution Date is less than [5.40]%;
3) On any Distribution Date from and including the Distribution Date in August 2009 to and including the Distribution Date in July 2010, the Cumulative Realized Loss Percentage for such Distribution Date is less than [8.40]%;
4) On any Distribution Date from and including the Distribution Date in August 2010 to and including the Distribution Date in July 2011, the Cumulative Realized Loss Percentage for such Distribution Date is less than [10.80]%; and
5) On any Distribution Date thereafter, the Cumulative Realized Loss Percentage for such Distribution Date is less than [12.00]%.

Sixty Day Plus Delinquency Percentage: A percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month.

Cumulative Realized Loss Percentage: A percentage obtained by dividing (x) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period by (y) by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Net Monthly Excess Cashflow: With respect to any Distribution Date, the excess, if any, of (x) the available distribution amount for such Distribution Date over (y) the aggregate for such Distribution Date of the amount required to be distributed as described under "Interest" and "Principal" under "Priority of Payments" above.

Overcollateralization Amount: With respect to any Distribution Date, the amount, if any, by which the aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) exceeds the aggregate Certificate Principal Balance of the Class I-A, Class M and Class B Certificates as of such Distribution Date after giving effect to distributions of the Principal Distribution Amount to be made on such Distribution Date.

Overcollateralization Floor Amount: An amount equal to 0.50% of the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the Cut-off Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 5.80% of the the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 11.60% of the then current aggregate Stated Principal Balance of the Group I Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) as of the last day of the related Due Period and (y) the Overcollateralization Floor Amount or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) the Net Monthly Excess Cashflow available for payment of the Overcollateralization Increase Amount for that Distribution Date and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) the Principal Distribution Amount for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization amount on that Distribution Date over the Overcollateralization Target Amount for such Distribution Date.

Group I Available Funds Rate

MONTH	(%)	MONTH	(%)	MONTH	(%)
1	26.4907	22	23.7766	43	9.7179
2	25.5473	23	23.4783	44	10.7591
3	25.6323	24	23.5946	45	9.7179
4	25.3375	25	23.2960		
5	25.4257	26	23.2057		
6	25.1305	27	23.3261		
7	25.0281	28	23.0270		
8	25.5519	29	23.1500		
9	24.8252	30	22.8506		
10	24.9211	31	22.7633		
11	24.6250	32	23.1188		
12	24.7239	33	22.5904		
13	24.4275	34	22.7201		
14	24.3297	35	22.4198		
15	24.4331	36	22.5521		
16	24.1360	37	22.2515		
17	24.2423	38	22.1682		
18	23.9450	39	22.3042		
19	23.8504	40	22.0032		
20	24.4140	41	10.0418		
21	23.6631	42	9.7179		

Selected Assumptions:
1) 1-month LIBOR = 20%
2) 35% CPR

Group I Excess Spread Before Losses (%)

MONTH	EXCESS SPREAD (2)	EXCESS SPREAD (3)	MONTH	EXCESS SPREAD (2)	EXCESS SPREAD (3)
1	5.62	5.68	33	5.72	5.72
2	5.60	5.80	34	5.76	5.76
3	5.61	5.81	35	5.75	5.75
4	5.60	5.76	36	5.80	5.80
5	5.62	5.68	37	5.78	5.79
6	5.61	5.61	38	5.64	5.62
7	5.62	5.61	39	5.54	5.48
8	5.66	5.69	40	5.35	5.26
9	5.62	5.71	41	5.96	5.16
10	5.64	5.73	42	5.93	5.09
11	5.63	5.70	43	5.96	5.12
12	5.65	5.69	44	6.38	5.61
13	5.64	5.66	45	6.00	5.14
14	5.64	5.64			
15	5.67	5.65			
16	5.65	5.63			
17	5.68	5.66			
18	5.66	5.64			
19	5.66	5.65			
20	5.73	5.73			
21	5.67	5.67			
22	5.70	5.70			
23	5.68	5.69			
24	5.71	5.72			
25	5.69	5.70			
26	5.69	5.70			
27	5.72	5.73			
28	5.70	5.71			
29	5.73	5.74			
30	5.71	5.71			
31	5.71	5.72			
32	5.78	5.78			

Selected Assumptions:
1) 35% CPR
2) 1-month LIBOR = 3.50%
3) Forward LIBOR

Selected Collateral Characteristics
For the Group I Mortgage Loans
As of the Statistical Calculation Date

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$576,123,759.80		
Number of Loans	12,985		
Average Scheduled Principal Balance	$44,368	$125.87	$499,638.12
(1) Original Combined Loan-to-Value Ratio	97.84%	18.00%	100.00%
(1) Mortgage Rate	10.5418%	4.625%	17.000%
(1) Net Mortgage Rate	10.0247%	4.1080%	16.4830%
(1) Remaining Term to Stated Maturity (months)	211	1	360
(1) Credit Score	670	500	817

(1) Weighted Average reflected in Total.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	Second	100.00%
Property Type	Two- to four- family units	5.89%
	Lo-Condo	6.10%
	Hi-Condo	0.46%
	PUD	25.42%
	Single-family	61.31%
	Townhouse	0.34%
	Mixed Use	0.01%
	Unknown	0.46%
Geographic Distribution	California	22.19%
	Florida	9.62%
	Georgia	8.38%
	Arizona	8.05%
	Texas	5.74 %
Number of States (including DC)	50	
Documentation Type	Full Documentation	41.58%
	No Documentation	3.22%
	No Income/ No Assets	1.68%
	No Ratio	7.80%
	Stated Income	41.03%
	Stated Income/Stated Assets	4.16%
	No Ratio/Verified Employment	0.05%
	Unknown	0.49%
Loans with Prepayment Penalties		32.48%

Selected Collateral Characteristics
For the Group I Mortgage Loans
As of the Statistical Calculation Date

Original Principal Balances of the Group I Mortgage Loans

Original Principal Balance			Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
$0	---	$9,999	107	628,129.29	0.11
$10,000	---	$19,999	1,612	24,692,991.85	4.29
$20,000	---	$29,999	3,415	85,233,336.16	14.79
$30,000	---	$39,999	2,590	88,927,181.88	15.44
$40,000	---	$49,999	1,511	67,195,520.36	11.66
$50,000	---	$59,999	1,076	58,363,478.02	10.13
$60,000	---	$69,999	731	46,917,198.97	8.14
$70,000	---	$79,999	563	41,787,637.37	7.25
$80,000	---	$89,999	357	30,057,554.23	5.22
$90,000	---	$99,999	260	24,581,491.36	4.27
$100,000	---	$109,999	192	19,958,050.70	3.46
$110,000	---	$119,999	152	17,283,127.79	3.00
$120,000	---	$129,999	100	12,334,026.16	2.14
$130,000	---	$139,999	73	9,799,840.23	1.70
$140,000	---	$149,999	61	8,796,621.78	1.53
$150,000	---	$159,999	44	6,701,704.06	1.16
$160,000	---	$169,999	25	4,045,780.37	0.70
$170,000	---	$179,999	10	1,722,439.11	0.30
$180,000	---	$189,999	15	2,759,638.53	0.48
$190,000	---	$199,999	13	2,527,985.46	0.44
$200,000	---	$209,999	11	2,222,373.07	0.39
$210,000	---	$219,999	6	1,272,296.28	0.22
$220,000	---	$229,999	7	1,560,221.88	0.27
$230,000	---	$239,999	4	931,895.25	0.16
$240,000	---	$249,999	3	733,580.25	0.13
$250,000	---	$259,999	10	2,513,954.18	0.44
$260,000	---	$269,999	2	524,996.12	0.09
$270,000	---	$279,999	1	274,615.92	0.05
$280,000	---	$289,999	4	1,138,378.89	0.20
$290,000	---	$299,999	1	289,878.43	0.05
$300,000	---	$309,999	9	2,697,124.28	0.47
$310,000	---	$319,999	1	318,668.43	0.06
$320,000	---	$329,999	1	320,000.00	0.06
$330,000	---	$339,999	2	664,830.83	0.12
$340,000	---	$349,999	3	1,029,278.94	0.18
$350,000	---	$359,999	2	716,564.23	0.12
$360,000	---	$369,999	1	364,800.00	0.06
$370,000	---	$379,999	1	374,898.52	0.07
$380,000	---	$389,999	1	383,746.52	0.07
$390,000	---	$399,999	2	795,000.00	0.14
$400,000	and	Greater	6	2,682,924.10	0.47
Total			12,985	576,123,759.80	100.00

As of the Cut-Off Date, the average original principal balance of the Group I Mortgage Loans at origination will be $44,534

Selected Collateral Characteristics
For the Group I Mortgage Loans
As of the Statistical Calculation Date

Scheduled Principal Balances of the Group I Mortgage Loans

Scheduled Principal Balance			Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
$0	---	$9,999	240	1,712,319.43	0.30
$10,000	---	$19,999	1,592	25,625,861.23	4.45
$20,000	---	$29,999	3,386	85,450,676.33	14.83
$30,000	---	$39,999	2,555	88,421,886.08	15.35
$40,000	---	$49,999	1,519	68,060,801.92	11.81
$50,000	---	$59,999	1,064	58,278,694.55	10.12
$60,000	---	$69,999	712	46,114,142.90	8.00
$70,000	---	$79,999	552	41,227,383.62	7.16
$80,000	---	$89,999	356	30,107,619.44	5.23
$90,000	---	$99,999	270	25,693,756.53	4.46
$100,000	---	$109,999	184	19,291,380.26	3.35
$110,000	---	$119,999	146	16,784,431.16	2.91
$120,000	---	$129,999	97	12,064,265.48	2.09
$130,000	---	$139,999	72	9,719,392.38	1.69
$140,000	---	$149,999	66	9,596,451.83	1.67
$150,000	---	$159,999	37	5,682,026.53	0.99
$160,000	---	$169,999	23	3,812,085.13	0.66
$170,000	---	$179,999	12	2,102,403.92	0.36
$180,000	---	$189,999	11	2,040,169.50	0.35
$190,000	---	$199,999	18	3,527,474.15	0.61
$200,000	---	$209,999	6	1,222,884.38	0.21
$210,000	---	$219,999	8	1,712,058.18	0.30
$220,000	---	$229,999	5	1,120,459.98	0.19
$230,000	---	$239,999	5	1,171,708.77	0.20
$240,000	---	$249,999	6	1,493,000.11	0.26
$250,000	---	$259,999	7	1,774,592.91	0.31
$260,000	---	$269,999	1	265,124.01	0.05
$270,000	---	$279,999	2	554,454.83	0.10
$280,000	---	$289,999	4	1,148,418.41	0.20
$290,000	---	$299,999	7	2,097,124.28	0.36
$300,000	---	$309,999	2	600,000.00	0.10
$310,000	---	$319,999	1	318,668.43	0.06
$320,000	---	$329,999	1	320,000.00	0.06
$330,000	---	$339,999	2	664,830.83	0.12
$340,000	---	$349,999	3	1,029,278.94	0.18
$350,000	---	$359,999	2	716,564.23	0.12
$360,000	---	$369,999	1	364,800.00	0.06
$370,000	---	$379,999	1	374,898.52	0.07
$380,000	---	$389,999	1	383,746.52	0.07
$390,000	---	$399,999	3	1,193,891.04	0.21
$420,000	and	Greater	5	2,284,033.06	0.40
Total			12,985	576,123,759.80	100.00

As of the Cut-Off Date, the average scheduled principal balance of the Group I Mortgage Loans will be $44,368

Selected Collateral Characteristics
For the Group I Mortgage Loans
As of the Statistical Calculation Date

Mortgage Rates of the Group I Mortgage Loans

Mortgage Rates	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
4.500% --- 4.749%	1	85,000.00	0.01
4.750% --- 4.999%	3	69,179.11	0.01
5.000% --- 5.249%	4	165,896.13	0.03
5.250% --- 5.499%	9	439,223.30	0.08
5.500% --- 5.749%	2	47,846.01	0.01
5.750% --- 5.999%	14	594,559.15	0.10
6.000% --- 6.249%	12	449,427.63	0.08
6.250% --- 6.499%	20	1,043,118.08	0.18
6.500% --- 6.749%	46	2,135,680.69	0.37
6.750% --- 6.999%	53	2,528,562.04	0.44
7.000% --- 7.249%	55	2,154,412.92	0.37
7.250% --- 7.499%	53	2,470,125.17	0.43
7.500% --- 7.749%	91	4,300,617.59	0.75
7.750% --- 7.999%	68	3,103,830.79	0.54
8.000% --- 8.999%	1,009	43,408,925.59	7.53
9.000% --- 9.999%	2,830	136,281,439.29	23.65
10.000% --- 10.999%	3,493	168,822,811.72	29.30
11.000% --- 11.999%	3,656	148,155,186.55	25.72
12.000% --- 12.999%	1,318	50,118,065.07	8.70
13.000% --- 13.999%	199	8,197,173.19	1.42
14.000% --- 14.999%	35	1,117,373.29	0.19
15.000% --- Greater	14	435,306.49	0.08
Total	12,985	576,123,759.80	100.00

As of the Cut-Off Date, the weighted average mortgage rate of the Group I Mortgage Loans will be 10.5418%

Selected Collateral Characteristics
For the Group I Mortgage Loans
As of the Statistical Calculation Date

Original Combined Loan-to-Value Ratios in Total Portfolio

Original Combined Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
0.01% --- 30.00%	7	476,386.97	0.08
30.01% --- 40.00%	7	167,707.06	0.03
40.01% --- 45.00%	3	84,239.79	0.01
45.01% --- 50.00%	4	80,235.29	0.01
50.01% --- 55.00%	5	188,437.04	0.03
55.01% --- 60.00%	7	470,192.12	0.08
60.01% --- 65.00%	10	222,504.87	0.04
65.01% --- 70.00%	16	677,454.65	0.12
70.01% --- 75.00%	41	3,071,746.51	0.53
75.01% --- 80.00%	98	5,297,970.44	0.92
80.01% --- 85.00%	130	4,180,616.13	0.73
85.01% --- 90.00%	1,033	40,976,272.13	7.11
90.01% --- 95.00%	1,480	61,578,354.86	10.69
95.01% --- 100.00%	10,144	458,651,641.94	79.61
Total	12,985	576,123,759.80	100.00

As of the Cut-Off Date, the weighted average original combined loan-to-value ratios of the Group I Mortgage Loans will be 97.84%

Selected Collateral Characteristics
For the Group I Mortgage Loans
As of the Statistical Calculation Date

Geographic Distribution of the Mortgaged Properties (Greater than 2%)

State	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
California	1,497	127,834,088.80	22.19
Florida	1,249	55,431,262.49	9.62
Georgia	1,394	48,252,574.12	8.38
Arizona	1,065	46,399,413.23	8.05
Texas	1,130	33,095,948.07	5.74
Virginia	443	26,821,109.50	4.66
Colorado	494	22,149,315.12	3.84
Maryland	326	18,569,259.37	3.22
Illinois	394	18,024,016.90	3.13
Michigan	560	16,721,921.34	2.90
Minnesota	336	15,319,407.14	2.66
Nevada	259	14,779,537.77	2.57
Ohio	455	12,236,788.10	2.12
Washington	257	11,632,886.09	2.02
Other (36 states)	3,126	108,856,231.76	18.89
Total	12,985	576,123,759.80	100.00

* No more than approximately 0.32% of the Group I Mortgage Loans by Scheduled Principal Balance will be secured by properties located in any one zip code area.

Selected Collateral Characteristics For the Group I Mortgage Loans

As of the Statistical Calculation Date

Credit Scores as of the Date of Origination of the Group I Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
0 --- 0	10	442,602.08	0.08
500 --- 519	11	245166.54	0.04
520 --- 539	13	306,812.68	0.05
540 --- 559	42	884,769.98	0.15
560 --- 579	319	7,046,252.26	1.22
580 --- 599	1,425	45,229,505.06	7.85
600 --- 619	1,596	59,706,648.61	10.36
620 --- 639	1,717	71,073,439.54	12.34
640 --- 659	1,631	74,493,673.40	12.93
660 --- 679	1,466	75,257,261.99	13.06
680 --- 699	1,352	72,510,201.81	12.59
700 --- 719	1,088	57,317,409.22	9.95
720 --- 739	923	44,203,312.74	7.67
740 --- 759	1,090	53,100,156.11	9.22
780 --- 799	251	12,103,736.75	2.10
800 and greater	51	2,202,811.03	0.38
Total	12,985	576,123,759.80	100.00

As of the Cut-Off Date, the weighted average credit score of the Group I Mortgage Loans will be 670

Selected Collateral Characteristics
For the Group I Mortgage Loans
As of the Statistical Calculation Date

Debt-to-Income Ratios

Debt-to-Income Ratios	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
0.000% --- 0.000%	1,557	76,569,392.45	13.29
0.001% --- 19.99%	403	18,294,951.56	3.18
20.001% --- 39.99%	4,621	196,193,466.14	34.05
40.001% --- 49.99%	5,956	267,170,651.54	46.37
50.001% --- 59.99%	448	17,895,298.11	3.11
Total	12,985	576,123,759.80	100.00

As of the Cut-Off Date, the weighted average original debt-to-income ratio of the Group I Mortgage Loans will be 39.56%.

Junior Ratios

Junior Ratios	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
0.01% --- 30.00%	12,142	520,730,434.77	90.39
30.01% --- 40.00%	464	27,462,202.20	4.77
40.01% --- 45.00%	172	17,609,922.92	3.06
45.01% --- 50.00%	76	3,725,987.79	0.65
50.01% --- 55.00%	39	2,265,510.08	0.39
55.01% --- 60.00%	21	770,977.60	0.13
60.01% and Greater	71	3,558,724.44	0.62
Total	12,985	576,123,759.80	100.00

As of the Cut-Off Date, the weighted average original junior ratios of the Group I Mortgage Loans will be 26.03%

Selected Collateral Characteristics
For the Group I Mortgage Loans
As of the Statistical Calculation Date

Property Types of Mortgaged Properties

Property Type	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
2-4 Family	572	33,956,769.27	5.89
Lo-Condo	820	35,170,887.66	6.10
Hi-Condo	46	2,661,699.48	0.46
Mixed Use	1	41,979.87	0.01
PUD	3,029	146,434,118.63	25.42
Single Family	8,303	353,234,682.32	61.31
Townhouse	52	1,959,783.99	0.34
Unknown	162	2,663,838.58	0.46
Total	12,985	576,123,759.80	100.00

Occupancy Status of Mortgaged Properties

Occupancy Status	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
Investor	1,491	54,715,184.36	9.50
Owner Occupied	11,060	502,305,263.73	87.19
Second Home	434	19,103,311.71	3.32
Total	12,985	576,123,759.80	100.00

Loan Purpose of the Group I Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
Cash Out Refinance	1,653	72,769,984.87	12.63
Purchase	10,897	487,280,538.54	84.58
Rate Term Refinance	422	15,755,542.60	2.73
Other	13	317,693.79	0.06
Total	12,985	576,123,759.80	100.00

Selected Collateral Characteristics
For the Group I Mortgage Loans
As of the Statistical Calculation Date

Original Terms to Stated Maturity of the Mortgage

Original Terms to Stated Maturity (Months)	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
60 --- 119	34	93,827.69	0.02
120 --- 179	138	1,627,515.08	0.28
180 --- 239	9,463	448,112,090.71	77.78
240 --- 299	1,107	33,827,843.30	5.87
300 --- 359	12	430,716.85	0.07
360 and greater	2,231	92,031,766.17	15.97
Total	12,985	576,123,759.80	100.00

As of the Cut-Off Date, the weighted average original term to stated maturity of the Group I Mortgage Loans will be 212 months.

Remaining Stated Terms of the Group I Mortgage Loans

Remaining Stated Terms (Months)	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
1 --- 59	79	733,892.14	0.13
60 --- 119	112	1,226,927.04	0.21
120 --- 179	6,547	317,650,161.01	55.14
180 --- 239	3,638	150,491,325.91	26.12
240 --- 299	374	13,892,937.53	2.41
300 --- 359	1,413	55,595,728.79	9.65
360 and greater	822	36,532,787.38	6.34
Total	12,985	576,123,759.80	100.00

As of the Cut-Off Date, the weighted average remaining stated term of the Group I Mortgage Loans will be 211.

Selected Collateral Characteristics
For the Group I Mortgage Loans
As of the Statistical Calculation Date

Documentation Type of the Group I Mortgage Loans

Documentation Type	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
Full Documentation	6,169	239,546,749.82	41.58
No Documentation	368	18,534,887.54	3.22
No Income/No Assets	237	9,657,436.79	1.68
No Ratio	769	44,948,698.06	7.80
No Ratio/Verified Employment	8	262,174.66	0.05
Stated Income	4,742	236,379,032.76	41.03
Stated Income/Stated Assets	519	23,956,361.04	4.16
Unknown	173	2,838,419.13	0.49
Total	12,985	576,123,759.80	100.00

Contact Information

Banking Contacts		
Name:	**Telephone:**	**E-Mail:**
Josephine Musso Associate Director	(212) 272-6033	jmusso@bear.com
Sally Kawana Vice President	(212) 272-3509	skawana@bear.com

Trading / Syndicate Contacts		
Name:	**Telephone:**	**E-Mail:**
Scott Eichel Senior Managing Director	(212) 272-5451	seichel@bear.com
Chris Scott Senior Managing Director	(212) 272-5451	cscott@bear.com
Keith Lind Associate Director	(212) 272-5451	klind@bear.com
Carol Fuller Senior Managing Director	(212) 272-4955	cfuller@bear.com
Angela Ward Vice President	(212) 272-4955	adward@bear.com

Rating Agency Contacts		
Name:	**Telephone:**	**E-Mail:**
Moody's Todd Swanson	(415) 274-1714	todd.swanson@moodys.com
S&P Lacey Bigos	(212) 438-3126	lacey_bigos@standardandpoors.com
Fitch Tiffany Yamaoka	(212) 908-0656	tiffany.yamaoka@fitchratings.com

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Preliminary Term Sheet

$[166,372,000] *(Approximate)*

SACO I Trust 2005-5
(Group II HELOCs)

EMC Mortgage Corporation
Seller

Bear Stearns Asset Backed Securities I LLC
Depositor

July [19th], 2005 (Version 2)

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and prospectus supplement (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$[166,372,000] *(Approximate)*
SACO I TRUST 2005-5,

Characteristics of the Group II Offered Certificates [1]

Class [1,3]	Initial Certificate Principal Amount [1]	Percent	Coupon Type	Est. WAL to Call (years) [2]	Principal Window (months) [2]	Expected Final Maturity Date [4]	Final Scheduled Payment Date	Expected Ratings *(Moody's / Fitch)*
Class IIA	$134,548,000	79.06%	Variable	**2.110**	1-80	February 2020	May 2035	Aaa/AAA
Class IIM-1	$5,872,000	3.45%	Variable	**4.825**	45-80	November 2017	May 2035	Aa1/AA+
Class IIM-2	$5,190,000	3.05%	Variable	**4.722**	43-80	June 2017	May 2035	Aa2/AA+
Class IIM-3	$3,319,000	1.95%	Variable	**4.665**	42-80	December 2016	May 2035	Aa3/AA+
Class IIM-4	$2,978,000	1.75%	Variable	**4.628**	41-80	July 2016	May 2035	A1/AA
Class IIM-5	$2,723,000	1.60%	Variable	**4.600**	40-80	February 2016	May 2035	A2/AA-
Class IIM-6	$2,638,000	1.55%	Variable	**4.581**	39-80	September 2015	May 2035	A3/A+
Class IIM-7	$2,127,000	1.25%	Variable	**4.569**	39-80	April 2015	May 2035	Baa1/A
Class IIM-8	$2,042,000	1.20%	Variable	**4.547**	38-80	November 2014	May 2035	Baa2/A-
Class IIM-9	$1,702,000	1.00%	Variable	**4.542**	38-80	April 2014	May 2035	Baa3/BBB+
Class IIB-1	$1,617,000	0.95%	Variable	**4.539**	37-80	September 2013	May 2035	Ba1/BBB
Class IIB-2	$1,616,000	0.95%	Variable	**4.509**	37-80	December 2012	May 2035	Ba2/BBB-

Certificates:

(1) The Class IIA, Class IIM-1, Class IIM-2, Class IIM-3, Class IIM-4, Class IIM-5, Class IIM-6, Class IIM-7, Class IIM-8, Class IIM-9, Class IIB-1 and the Class IIB-2 Certificates will be backed by cash flows from the HELOCs. The principal balance of each class of Certificates is subject to a 10% variance.
(2) The WAL and Principal Window are shown to the Group II Optional Termination Date (as described herein) and are based upon an assumed pricing speed of 40% CPR and a 15% Draw Rate.
(3) For each Distribution Date, the interest rate for the Class IIA Certificates will equal the lesser of (i) One-Month LIBOR plus the related margin (the margin will increase to two times the original margin beginning on the first Distribution Date after the first possible Distribution Date the Group II Optional Termination can be exercised) and (ii) the Net WAC Cap Rate (as defined herein). For each Distribution Date, the interest rate for the Class IIM Certificates and Class IIB Certificates will equal the lesser of (i) One-Month LIBOR plus the related margin (the margin will increase by 1.5 times the original margin beginning on the first Distribution Date after the first possible Distribution Date the Group II Optional Termination can be exercised) and (ii) the Net WAC Cap Rate.
(4) Expected Final Maturity Date assumes no Group II Optional Termination

THE COLLATERAL

The assets of the trust represent a 100% beneficial ownership interest in a pool of home equity lines of credit ("HELOCs"), which will consist of 3,322 revolving, second-lien HELOCs with an aggregate principal balance of approximately $164,153,200 as of May 31st, 2005 (the "Statistical Calculation Date") as well as 66 revolving, first-lien HELOCs with an aggregate principal balance of approximately $6,031,740 as of the Statistical Calculation Date.

THE STRUCTURE

Class IIA Certificates

The Class IIA Certificates (the "Class IIA Certificates") will be issued as floating-rate senior Certificates.

Class IIM Certificates

The Class IIM-1, Class IIM-2, Class IIM-3, Class IIM-4, Class IIM-5, Class IIM-6, Class IIM-7, Class IIM-8 and Class IIM-9 Certificates (collectively, the "Class IIM Certificates") will be issued as floating-rate mezzanine Certificates. The Class IIM Certificates will be subordinate to Class IIA Certificates, and senior to the Class IIB Certificates. The Class IIM-9 Certificates will be subordinate to Class IIM-8, Class IIM-7, Class IIM-6, Class IIM-5, Class IIM-4, Class IIM-3, Class IIM-2, and Class IIM-1 Certificates. The Class IIM-8 Certificates will be subordinate to Class IIM-7, Class IIM-6, Class IIM-5, Class IIM-4, Class IIM-3, Class IIM-2, and Class IIM-1 Certificates. The Class IIM-7 Certificates will be subordinate to Class IIM-6, Class IIM-5, Class IIM-4, Class IIM-3, Class IIM-2, and Class IIM-1 Certificates. The Class IIM-6 Certificates will be subordinate to Class IIM-5, Class IIM-4, Class IIM-3, Class IIM-2 and Class IIM-1 Certificates. The Class IIM-5 Certificates will be subordinate to Class IIM-4, Class IIM-3, Class IIM-2 and Class IIM-1 Certificates. The Class IIM-4 Certificates will be subordinate to Class IIM-3, Class IIM-2 and Class IIM-1 Certificates. The Class IIM-3 Certificates will be subordinate to Class IIM-2 and Class IIM-1 Certificates. The Class IIM-2 Certificates will be subordinate to the Class IIM-1 Certificates.

Class IIB Certificates

The Class IIB-1 and Class IIB-2 Certificates (the "Class IIB Certificates") will be issued as floating-rate subordinate Certificates. The Class IIB Certificates will be subordinate to the Class IIM Certificates and Class IIA Certificates. The Class IIB-2 Certificates will be subordinate to the Class IIB-1 Certificates.

Non-Offered Certificates

SACO I Trust 2005-4 will also issue the Class S Certificates and Class E Certificates which are not offered hereby.

Underwriter:	Bear, Stearns & Co. Inc.
Depositor:	Bear Stearns Asset Backed Securities I LLC
Group II Servicers:	EMC Mortgage Corporation will service 88.99% of the HELOCs, Greenpoint Mortgage Funding, Inc. ("Greenpoint"), a wholly owned subsidiary of North Fork Bank will service 11.01% of the HELOCs.
Master Servicer:	[ABN AMRO Mortgage Group, Inc.]
Custodians:	Wells Fargo Bank, National Association and LaSalle Bank National Association.
Trustee:	Citibank, N.A.
Sole Manager:	Bear, Stearns & Co. Inc.
Rating Agencies:	Moody's Investor Service & Fitch Ratings
The Group II Offered Certificates:	The Class IIA, Class IIM-1, Class IIM-2, Class IIM-3, Class IIM-4, Class IIM-5, Class IIM-6, Class IIM-7, Class IIM-8, Class IIM-9, Class IIB-1 and Class IIB-2 Certificates (collectively, the "Group II Offered Certificates").
The Certificates:	The Class S Certificates and Class E Certificates representing the equity interests in the Trust.
Federal Tax Status:	The trust will be established as one or more REMICs for U.S. federal income tax purposes.
Registration:	Book-entry form, same day funds through DTC, Clearstream and Euroclear.
Denominations:	For the Class IIA, Class IIM and Class IIB Certificates, minimum denominations of $25,000 and multiples of $1 in excess thereof.
Statistical Calculation Date:	May 31st, 2005
Cut-Off Date:	June 30th, 2005
Expected Pricing Date:	Week of July 11th, 2005
Closing Date:	[July 29th, 2005]
Distribution Date:	The 25th day of each month (or the next business day) commencing on August 25th, 2005.
Group II Collection Period:	With respect to any Distribution Date, it is the calendar month preceding the month in which such Distribution Date occurs.
Record Date:	With respect to the Class IIA, Class IIM and Class IIB Certificates and any Distribution Date, the close of business on the day prior to that Distribution Date.
Final Scheduled Distribution Date:	May 2035
ERISA Eligibility:	None of the Group II Offered Certificates are expected to be eligible for purchase by or on behalf of employee benefit plans subject to Title I of the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to the considerations described in the prospectus supplement.

SMMEA

Eligibility: None of the Group II Offered Certificates will be "mortgage related securities" for purposes of SMMEA.

Group II Optional Termination: On or after the Distribution Date on which the principal balance of the Group II Offered Certificates is equal to or less than 10% of the original principal balance of the Group II Offered Certificates as of the Cut-off Date, the holder of the Class E Certificate may purchase all of the outstanding HELOCs (and any mortgaged properties in respect thereof), thereby effecting the early retirement of the Group II Offered Certificates.

Spread Increase: If the holder of the Class E Certificate does not exercise its optional termination right on the first Distribution Date after the first possible Distribution Date upon which it can be exercised, the margins on the Class IIA Certificates will increase by two times the original margin, and the margins on the Class IIM Certificates and Class IIB Certificates will increase by 1.5 times the original margins.

HELOC Originators: Based upon the Statistical Calculation Date data, approximately 61.04% of the HELOCs were originated or acquired by Quicken Loans; approximately 12.71% of the HELOCs were originated or acquired by Impac Mortgage; approximately 12.10% of the HELOCs were originated or acquired by Plaza Mortgage; approximately 11.01% of the HELOCs were acquired by Greenpoint Bank; approximately 2.35% of the HELOCs were originated or acquired by Pinnacle Mortgage; approximately 0.76% of the HELOCs were originated or acquired by American Gold Mortgage and approximately 0.03% of the HELOCs were originated or acquired by Southstar Mortgage.

HELOC Amortization: The HELOCs included in the Trust may be drawn upon generally for a period (the "Draw Period") of five (5), ten (10) or fifteen (15) years. HELOCs are interest only during the draw period.

The HELOCs are generally subject to a twenty year repayment period following the end of the related Draw Period during which the outstanding principal balance of the HELOC will be repaid in monthly installments equal to 1/240 of the outstanding principal balance as of the end of such Draw Period. It is expected that approximately 61.49% of the HELOCs included in the Trust will have a repayment period of 20 years.

During the Managed Amortization Period (as defined herein), all draws that occur on the HELOCs following the Cut-off Date will be funded by principal payments collected before any payments of principal are made on the Group II Offered Certificates. The occurrence of a "Rapid Amortization Event" (as described herein) will trigger the commencement of the "Rapid Amortization Period" during which all subsequent draws will be funded by EMC Mortgage Corporation, Inc. or such subsequent holder of the Class S Certificates.

During the Managed Amortization Period, when the draws in a particular period are greater than principal prepayments, EMC Mortgage Corporation, Inc. or such holder of the Class S Certificates will fund the difference (such difference, an "Additional Balance"). The party funding the Additional Balance generally will be entitled to reimbursement from principal collections prior to making principal payments on the Group II Offered Certificates as described more fully herein.

Interest Accrual Period: For each Distribution Date with respect to the Group II Offered Certificates, the Interest Accrual Period will be the period beginning with the 25th day of the prior calendar month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month of such Distribution Date (on an actual/360 basis).

Servicing Fee Rate: 0.5000% per annum on the aggregate principal balance of the HELOCs.

Master Servicing Fee: 0.0150% per annum on the aggregate principal balance of the HELOCs.

Trustee Fee Rate: 0.0125% per annum on the aggregate principal balance of the HELOCs.

Certificate Interest Rate: For any Distribution Date, the Certificate Interest Rate for each Class of Group II Offered Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin and (ii) the Net WAC Cap Rate.

Net WAC Cap Rate: The "Net WAC Cap Rate" will be a rate equal to the weighted average of the Net Mortgage Rates of the HELOCs adjusted to reflect the related Interest Accrual Period.

Net Mortgage Rate: The "Net Mortgage Rate" for any HELOC will be equal to the mortgage rate for such HELOC less the sum of (i) the servicing fee rate, (ii) the master servicing fee rate, and (iii) the trustee fee rate.

Net WAC Cap Rate Carryover Amount: On any Distribution Date, the "Net WAC Cap Rate Carryover Amount" for such Class will be equal to the sum of (i) the excess of (a) the amount of interest accrued at the related Certificate Interest Rate for such Class without giving effect to the related Net WAC Cap Rate over (b) the amount of interest accrued on such Class based on the related Net WAC Cap Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Certificate Interest Rate, for such Class without giving effect to the related Net WAC Cap Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available, as described under "Priority of Interest Payments"

Credit Enhancement:

For each class of Group II Offered Certificates, credit enhancement will consist of the following:

(1) Excess Cashflow
(2) Overcollateralization Amount (initially, approximately 2.24%)
(3) Subordination

a. Class IIA Certificates from the Class IIM-1, Class IIM-2, Class IIM-3, Class IIM-4, Class IIM-5, Class IIM-6, Class IIM-7, Class IIM-8, Class IIM-9, Class IIB-1 and Class IIB-2 Certificates;
b. Class IIM-1 Certificates from the Class IIM-2, Class IIM-3, Class IIM-4, Class IIM-5, Class IIM-6, Class IIM-7, Class IIM-8, Class IIM-9, Class IIB-1 and Class IIB-2 Certificates;
c. Class IIM-2 Certificates from the Class IIM-3, Class IIM-4, Class IIM-5, Class IIM-6, Class IIM-7, Class IIM-8, Class IIM-9, Class IIB-1 and Class IIB-2 Certificates;
d. Class IIM-3 Certificates from the Class IIM-4, Class IIM-5, Class IIM-6, Class IIM-7, Class IIM-8, Class IIM-9, Class IIB-1 and Class IIB-2 Certificates;
e. Class IIM-4 Certificates from the Class IIM-5, Class IIM-6, Class IIM-7, Class IIM-8, Class IIM-9, Class IIB-1 and Class IIB-2 Certificates;
f. Class IIM-5 Certificates from the Class IIM-6, Class IIM-7, Class IIM-8, Class IIM-9, Class IIB-1 and Class IIB-2 Certificates;
g. Class IIM-6 Certificates from the Class IIM-7, Class IIM-8, Class IIM-9, Class IIB-1 and Class IIB-2 Certificates;
h. Class IIM-7 Certificates from the Class IIM-8, Class IIM-9, Class IIB-1 and Class IIB-2 Certificates;
i. Class IIM-8 Certificates from the Class IIM-9, Class IIB-1 and Class IIB-2 Certificates;
j. Class IIM-9 Certificates from the Class IIB-1 and Class IIB-2 Certificates; and
k. Class IIB-1 Certificates from the Class IIB-2 Certificates;

Overcollateralization Amount:

The "Overcollateralization Amount" on any date will be equal to the excess of (i) the aggregate principal balance of the HELOCs over (ii) the sum of (a) the aggregate principal balance of the Group II Offered Certificates and (b) the aggregate principal balance of the Class S Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 2.24% of the sum of the aggregate principal balance of the HELOCs as of the Cut-off Date. To the extent the Overcollateralization Amount on any Distribution Date is below the Required Overcollateralization Amount, excess interest will be directed to increase the Overcollateralization Amount until the Required Overcollateralization Amount is reached as described under "Priority of Interest Payments".

Required Overcollateralization Amount:

Prior to the Stepdown Date, 2.24% of the aggregate principal balance of the HELOCs as of the Cut-off Date. On or after the Stepdown Date, 4.48% of the current aggregate principal balance of the HELOCs, subject to a floor of 0.50% of the aggregate principal balance of the HELOCs as of the Cut-off Date; *provided, however,* that if a Trigger Event has occurred on the related Distribution Date, the Required Overcollateralization Amount will be the same as the Required Overcollateralization Amount on the preceding Distribution Date (i.e. no stepdown will occur)

Stepdown Date:

The later to occur of:

(x) the Distribution Date occurring in August 2008 and

(y) the first Distribution Date on which the Senior Enhancement Percentage is equal to or greater than 41.88%.

Senior Enhancement Percentage:

"The Senior Enhancement Percentage" with respect to any Distribution Date will be equal to (i) the sum of (a) the aggregate principal balance of the Class IIM Certificates, (b) the aggregate principal balance of the Class IIB Certificates and (c) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the HELOCs.

Initial and Target Credit Enhancement:

Class	Initial Credit Enhancement Percentage	Target Credit Enhancement Percentage On or After Stepdown Date
IIA	20.94%	41.88%
IIM-1	17.49%	34.98%
IIM-2	14.44%	28.88%
IIM-3	12.49%	24.98%
IIM-4	10.74%	21.48%
IIM-5	9.14%	18.28%
IIM-6	7.59%	15.18%
IIM-7	6.34%	12.68%
IIM-8	5.14%	10.28%
IIM-9	4.14%	8.28%
IIB-1	3.19%	6.38%
IIB-2	2.24%	4.48%

Trigger Event:

A Trigger Event will have occurred on a respective Distribution Date if the cumulative charge-offs (net of subsequent recoveries) exceed the following percentage of the aggregate principal balance of the HELOCs as of the Cut-off Date:

Distribution Date	Percentage
37 – 48	3.24%
49 – 60	4.34%
61 – 72	5.04%
73 – 84	5.69%
85 +	6.19%

Invested Amount:

With respect to any Distribution Date, the Invested Amount is equal to the aggregate principal balance of the HELOCs minus the balance of the Class S Certificates, if any. At closing, the Invested Amount will be equal to the outstanding balance of the Group II Offered Certificates.

Floating Allocation Percentage:

With respect to any Distribution Date, the percentage equivalent to a fraction with the numerator equal to the Invested Amount at the end of the previous Group II Collection Period and the denominator equal to the aggregate principal balance of the HELOCs as of the end of the previous Group II Collection Period (in the case of the first Distribution Date, the Invested Amount as of the Closing Date), provided such percentage shall not be greater than 100%.

Interest Collection Amount: With respect to any Distribution Date, the "Interest Collection Amount" represents amounts received during the related Collection Period and includes the following:

1) the portion of any payment collected and allocated to interest in accordance with the terms of the related HELOC agreement;
2) the interest portion of any purchase price received related to any repurchased loans; and
3) any subsequent recoveries collected on a HELOC that was previously charged-off.

Managed Amortization Period: The period from the Cut-off Date to the occurrence of a Rapid Amortization Event. During such period, the Principal Collection Amount (as defined herein) will be used to fund aggregate draws for the related Distribution Date, pay down the balance of the Class S Certificates, if any, and pay down the Group II Offered Certificates in accordance with the "Priority of Principal Payments."

Rapid Amortization Period: Begins upon the occurrence of a Rapid Amortization Event. During such period, the Principal Collection Amount on the HELOCs will no longer be used to fund draws. The Principal Collection Amount will be used to pay down the Group II Offered Certificates and the Class S Certificates on a pro rata basis.

Rapid Amortization Event: A Rapid Amortization Event will be deemed to have occurred if any of the following occurs:

(i) Breach of representation and warranties or covenants in a material manner which continues unremedied for a specified period of time after written notice

(ii) A declaration of bankruptcy or insolvency by any of the Trust, the Depositor or the Servicer;

(iii) The Trust becomes subject to the Investment Company Act of 1940; or

(iv) A Rapid Amortization Trigger Event is in effect.

Rapid Amortization Trigger Event: A Rapid Amortization Trigger Event will have occurred on a respective Distribution Date, if cumulative charge-offs (net of recoveries) exceed the following percentage of the aggregate principal balance of the HELOCs as of the Cut-off Date:

Distribution Date	Percentage
37 – 48	3.94%
49 – 60	5.34%
61 – 72	6.39%
73 – 84	7.09%
85 +	7.79%

Seller's Certificate Pro Rata Test: During the Managed Amortization period, if the balance of the Class S Certificates is greater than 3.00% of the aggregate principal balance of the HELOCs, the Seller's Certificate Pro Rata Test will have been met.

During the Managed Amortization Period, if the Seller's Certificate Pro Rata test is met, the Available Principal Payment Amount (as defined herein) will be allocated pro rata to the Group II Offered Certificates and to the Class S Certificates.

During the Managed Amortization Period, if the Seller's Certificate Pro Rata test is not met, Available Principal Payment Amount (as defined herein) will be allocated first to pay down the balance of the Class S Certificates, if any, and then allocated to pay down the Group II Offered Certificates.

Principal Collection Amount:

With respect to any Distribution Date, the "Principal Collection Amount" represents amounts received during the related Collection Period and includes the following:

1) the portion of any payment collected and allocated to principal in accordance with the terms of the related HELOC agreement;
2) the principal portion of any purchase price received related to any repurchased HELOCs; and
3) any substitution adjustment amount received related to substituted HELOCs.

Available Principal Payment Amount:

On any Distribution Date during the Managed Amortization Period, if the Seller's Certificate Pro Rata Test is not met, the "Available Principal Payment Amount" will equal the Principal Collection Amount minus a) the aggregate draws for the related Distribution Date and b) the Class S Certificate balance, if any.

On any Distribution Date during the Managed Amortization Period, if the Seller's Certificate Pro Rata Test is met, the Available Principal Payment Amount will equal the Group II Offered Certificates' pro rata share of the Principal Collection Amount, net of draws for the related Distribution Date.

On any Distribution Date during the Rapid Amortization Period, the Available Principal Payment Amount will equal the Group II Offered Certificates' pro rata share of the Principal Collection Amount.

Priority of Interest Payments

The Floating Allocation Percentage of the Interest Collection Amount will be paid as follows:

1) Servicing, Master Servicing and Trustee fees;
2) Monthly interest plus any previously unpaid interest to the Class IIA Certificates;
3) Sequentially, monthly interest to the Class IIM-1, Class IIM-2, Class IIM-3, Class IIM-4, Class IIM-5, Class IIM-6, Class IIM-7, Class IIM-8, Class IIM-9, Class IIB-1 and Class IIB-2 Certificates;
4) As principal, to the class of Group II Offered Certificates then entitled, to maintain the Required Overcollateralization Amount including covering the Floating Allocation Percentage of the Charge-Off Amount during the related Collection Period.
5) Sequentially any previously unpaid interest to the Class IIM-1, Class IIM-2, Class IIM-3, Class IIM-4, Class IIM-5, Class IIM-6, Class IIM-7, Class IIM-8, Class IIM-9, Class IIB-1 and Class IIB-2 Certificates;
6) Sequentially, any Net WAC Rate Cap Carryover Amount related to the Class IIA, Class IIM-1, Class IIM-2, Class II M-3, Class IIM-4, Class IIM-5, Class IIM-6, Class IIM-7, Class IIM-8, Class IIM-9, Class IIB-1 and Class IIB-2 Certificates; and
7) Any excess to the holder of the Class E Certificate

Priority of Principal Payments:

For each Distribution Date prior to the Stepdown Date, or if a Trigger Event is in effect, the Available Principal Payment Amount, plus any excess interest required to maintain the Required Overcollateralization Amount, will be paid to the Class IIA Certificates until the aggregate principal balance of the Class IIA Certificates have been reduced to zero. Prior to the Stepdown Date, the Available Principal Payment Amount will be paid to the Class IIM Certificates and Class IIB Certificates sequentially, provided however that the Class IIM

Certificates and Class IIB Certificates will not receive any principal payments until the Stepdown Date, unless the Class IIA Certificates are paid in full.

On or after the Stepdown Date, if no Trigger Event is in effect, the Available Principal Payment Amount will be paid on the Group II Offered Certificates in the following order:

1) To the Class IIA Certificates until it reaches a 41.88% Target Credit Enhancement Percentage (based on 2x the Class IIA Initial Credit Enhancement Percentage);
2) To the Class IIM-1 Certificates until it reaches a 34.98% Target Credit Enhancement Percentage (based on 2x the Class IIM-1 Initial Credit Enhancement Percentage);
3) To the Class IIM-2 Certificates until it reaches a 28.88% Target Credit Enhancement Percentage (based on 2x the Class IIM-2 Initial Credit Enhancement Percentage);
4) To the Class IIM-3 Certificates until it reaches 24.98% Target Credit Enhancement Percentage (based on 2x the Class IIM-3 Initial Credit Enhancement Percentage);
5) To the Class IIM-4 Certificates until it reaches a 21.48% Target Credit Enhancement Percentage (based on 2x the Class IIM-4 Initial Credit Enhancement Percentage);
6) To the Class IIM-5 Certificates until it reaches a 18.28% Target Credit Enhancement Percentage (based on 2x the Class IIM-5 Initial Credit Enhancement Percentage);
7) To the Class IIM-6 Certificates until it reaches a 15.18% Target Credit Enhancement Percentage (based on 2x the Class IIM-6 Initial Credit Enhancement Percentage);
8) To the Class IIM-7 Certificates, until it reaches a 12.68% Target Credit Enhancement Percentage (based on 2x the Class IIM-7 Initial Credit Enhancement Percentage);
9) To the Class IIM-8 Certificates, until it reaches a 10.28% Target Credit Enhancement Percentage (based on 2x the Class IIM-8 Initial Credit Enhancement Percentage); and
10) To the Class IIM-9 Certificates, until it reaches a 8.28% Target Credit Enhancement Percentage (based on 2x the Class IIM-9 Initial Credit Enhancement Percentage); and
11) To the Class IIB-1 Certificates, until it reaches a 6.38% Target Credit Enhancement Percentage (based on 2x the Class IIB-1 Initial Credit Enhancement Percentage) and
12) To the Class IIB-2 Certificates, until it reaches a 4.48% Target Credit Enhancement Percentage (based on 2x the Class IIB-2 Initial Credit Enhancement Percentage).

Allocation of Charge-offs: Any HELOCs that are greater than 180 days delinquent will be charged-off. For each Distribution Date, any charge-off amounts on the HELOCs will first be allocated to available excess interest and then second, allocated to the Overcollateralization Amount until reduced to zero. If on any Distribution Date, as a result of charge-off amounts the sum of the aggregate principal balance of the Group II Offered Certificates and the principal balance of the Class S Certificates exceeds the aggregate principal balance of the HELOCs as of the last day of the related Collection Period, such excess (the "Charge-off Loss Amounts") will be allocated pro rata:

(a) to the Group II Offered Certificates (in the following order: Class IIB-2, Class IIB-1, Class IIM-9, Class IIM-8, Class IIM-7, Class IIM-6, Class IIM-5, Class IIM-4, Class IIM-3, Class IIM-2, Class IIM-1 and Class IIA Certificates, in each case until the respective principal balance of such class has been reduced to zero); and
(b) to the Class S Certificates.

Net WAC Cap Rate

MONTH	(%)	MONTH	(%)
1	7.7731	41	17.5545
2	7.7379	42	16.9882
3	8.9958	43	16.9882
4	9.6734	44	18.8084
5	10.9958	45	16.9882
6	11.6089	46	17.5545
7	12.5766	47	16.9882
8	14.9954	48	17.5545
9	14.5111	49	16.9882
10	15.9938	50	16.9883
11	16.3728	51	17.5545
12	17.4543	52	16.9883
13	16.9407	53	17.5546
14	16.9637	54	16.9884
15	17.5528	55	16.9884
16	16.9875	56	18.8086
17	17.5544	57	16.9885
18	16.9882	58	17.5548
19	16.9882	59	16.9885
20	18.8084	60	17.5548
21	16.9882	61	16.9886
22	17.5545	62	16.9886
23	16.9882	63	17.5549
24	17.5545	64	16.9887
25	16.9882	65	17.5550
26	16.9882	66	16.9888
27	17.5545	67	16.9888
28	16.9882	68	18.8091
29	17.5545	69	16.9889
30	16.9882	70	17.5552
31	16.9882	71	16.9889
32	18.1598	72	17.5553
33	16.9882	73	16.9890
34	17.5545	74	16.9891
35	16.9882	75	17.5554
36	17.5545	76	16.9891
37	16.9882	77	17.5555
38	16.9882	78	16.9892
39	17.5545	79	16.9893
40	16.9882	80	18.1610

Selected Assumptions:

1) 1-month LIBOR = 20%, Prime = 20%
2) 40% CPR, 15% Draw

Excess Spread Before Losses (bps)

Month	Excess Spread (2)	Excess Spread (3)	Month	Excess Spread (2)	Excess Spread (3)
1	3.6456	3.6456	41	3.6448	3.6661
2	3.6609	3.6555	42	3.5265	3.5176
3	3.7846	3.7818	43	3.5341	3.5240
4	3.6594	3.6608	44	3.9205	3.9983
5	3.7793	3.8173	45	3.5473	3.5348
6	3.6533	3.6765	46	3.6797	3.6964
7	3.6501	3.6647	47	3.5595	3.5447
8	4.0162	4.0770	48	3.6914	3.7069
9	3.6433	3.6376	49	3.5715	3.5552
10	3.7632	3.7792	50	3.5715	3.5549
11	3.6361	3.6356	51	3.6970	3.7128
12	3.7560	3.7868	52	3.5712	3.5550
13	3.6286	3.6368	53	3.6966	3.7141
14	3.6246	3.6338	54	3.5708	3.5563
15	3.7445	3.7786	55	3.5706	3.5576
16	3.6163	3.6204	56	3.9472	4.0381
17	3.7363	3.7608	57	3.5702	3.5611
18	3.6076	3.6029	58	3.6956	3.7234
19	3.6030	3.5940	59	3.5698	3.5659
20	3.9724	4.0298	60	3.6952	3.7291
21	3.5934	3.5789	61	3.5694	3.5718
22	3.7135	3.7209	62	3.5692	3.5749
23	3.5833	3.5673	63	3.6946	3.7386
24	3.7034	3.7120	64	3.5688	3.5810
25	3.5726	3.5594	65	3.6941	3.7446
26	3.5670	3.5561	66	3.5683	3.5866
27	3.6872	3.7039	67	3.5681	3.5891
28	3.5554	3.5497	68	3.9446	4.0733
29	3.6756	3.6986	69	3.5677	3.5932
30	3.5430	3.5424	70	3.6930	3.7555
31	3.5366	3.5381	71	3.5672	3.5964
32	3.7838	3.8415	72	3.6926	3.7582
33	3.5231	3.5286	73	3.5668	3.5987
34	3.6434	3.6781	74	3.5665	3.5996
35	3.5088	3.5177	75	3.6919	3.7609
36	3.6292	3.6673	76	3.5661	3.6008
37	3.4938	3.5056	77	3.6914	3.7622
38	3.4395	3.4343	78	3.5739	3.6109
39	3.6156	3.6384	79	3.5827	3.6217
40	3.5067	3.5000	80	3.8412	3.9542

Selected Assumptions:

1) 40% CPR, 15% Draw
2) 1-month LIBOR = 3.40%, Prime Rate = 6.25%
3) Forward LIBOR, Forward Prime

Collateral Summary

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 31st, 2005 (Statistical Calculation Date)

Total Number of Loans		3,388
Total Outstanding Loan Balance		$ 170,184,940.67
Average Drawn Balance		$ 50,231.68
Average Credit Limit		$ 58,016.46
Average Credit Limit Utilization Rate		86.58 %
Current WA Coupon		7.964 %
WA Margin (fully indexed)		1.714 %
WA Seasoning (months)		5 months
WA Remaining Term (months)		307 months
WA Remaining Draw Term (months)		112 months
WA CLTV		90.39 %
WA Current Credit Score		718
Lien Position (% first / % junior)		3.54%/96.46%
Property Type		
Single Family		73.56%
PUD		14.52%
Condo		9.35%
2-4 Family		2.12%
Townhouse		0.44%
Manufactured Home		0.02%
Occupancy Status		
Owner Occupied		95.88%
Second-Home		0.90%
Investment Property		3.22%
Geographic Distribution		
other states account individually for less than 5% of pool balance	CA	29.76%
	MI	17.85%
	FL	6.64%

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 31st, 2005 (Statistical Calculation Date)

Principal Balances			
Range of Principal Balances ($)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0 - 9,999	195	$511,361.90	0.30%
10,000 - 19,999	333	5,204,203.34	3.06
20,000 - 29,999	607	15,449,573.12	9.08
30,000 - 39,999	516	17,918,338.43	10.53
40,000 - 49,999	396	17,724,222.19	10.41
50,000 - 59,999	359	19,507,468.09	11.46
60,000 - 69,999	224	14,488,908.75	8.51
70,000 - 79,999	196	14,706,257.60	8.64
80,000 - 89,999	129	10,937,425.58	6.43
90,000 - 99,999	152	14,666,009.98	8.62
100,000 - 109,999	84	8,599,856.63	5.05
110,000 - 119,999	43	4,859,375.89	2.86
120,000 - 129,999	22	2,755,135.20	1.62
130,000 - 139,999	37	4,997,534.06	2.94
140,000 - 149,999	20	2,935,426.56	1.72
150,000 - 159,999	11	1,667,053.02	0.98
160,000 - 169,999	12	1,949,206.52	1.15
170,000 - 179,999	8	1,396,368.22	0.82
180,000 - 189,999	6	1,107,034.66	0.65
190,000 - 199,999	13	2,559,096.49	1.50
200,000 - 209,999	8	1,613,991.11	0.95
210,000 - 219,999	2	427,815.18	0.25
220,000 - 229,999	2	451,219.19	0.27
230,000 - 239,999	3	713,334.92	0.42
250,000 - 259,999	5	1,254,842.77	0.74
270,000 - 279,999	1	270,000.00	0.16
300,000 >=	4	1,513,881.27	0.89
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Occupancy Type			
Occupancy	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Primary Home	3,172	$163,168,004.51	95.88%
Second Home	30	1,539,727.58	0.90
Investment	186	5,477,208.58	3.22
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 31st, 2005 (Statistical Calculation Date)

Original Combined Loan-to-Value Ratios			
Range of Original Combined Loan-to-Value Ratios (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0.00 - 30.00	14	$667,529.37	0.39%
30.01 - 40.00	11	631,491.69	0.37
40.01 - 45.00	9	562,487.16	0.33
45.01 - 50.00	15	550,008.52	0.32
50.01 - 55.00	18	1,560,108.56	0.92
55.01 - 60.00	35	1,775,415.84	1.04
60.01 - 65.00	27	1,917,146.60	1.13
65.01 - 70.00	56	3,818,082.44	2.24
70.01 - 75.00	87	4,787,810.92	2.81
75.01 - 80.00	180	10,011,782.99	5.88
80.01 - 85.00	180	9,584,264.37	5.63
85.01 - 90.00	889	39,314,663.95	23.10
90.01 - 95.00	643	30,582,989.78	17.97
95.01 - 100.00	1,224	64,421,158.48	37.85
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Loan Purpose			
Loan Purpose	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Purchase	1,033	$54,033,169.12	31.75%
Cash Out Refinance	1,055	58,104,823.73	34.14
Rate/Term Refinance	1,300	58,046,947.82	34.11
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 31st, 2005 (Statistical Calculation Date)

Property Type			
Property Type	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Single Family	2,493	$125,181,852.77	73.56%
PUD	464	24,708,456.16	14.52
Condominium	343	15,910,726.60	9.35
2-4 Family	64	3,605,735.90	2.12
Manufactured Home	3	32,725.51	0.02
Townhouse	21	745,443.73	0.44
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Geographic Distribution			
State	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Alabama	21	$758,897.59	0.45%
Alaska	11	599,243.51	0.35
Arizona	97	3,564,204.04	2.09
California	723	50,649,250.31	29.76
Colorado	48	2,144,779.90	1.26
Connecticut	32	1,976,471.53	1.16
Delaware	13	391,215.56	0.23
District of Columbia	7	500,128.30	0.29
Florida	225	11,294,361.07	6.64
Georgia	101	4,070,775.23	2.39
Hawaii	15	1,425,096.74	0.84
Idaho	26	620,540.12	0.36
Illinois	105	4,745,334.64	2.79
Indiana	28	1,104,197.10	0.65
Iowa	8	294,139.61	0.17
Kansas	13	589,727.79	0.35
Kentucky	12	763,310.06	0.45
Louisiana	8	247,325.58	0.15
Maine	12	583,681.15	0.34
Maryland	122	6,318,465.68	3.71
Massachusetts	49	2,596,081.50	1.53
Michigan	785	30,372,002.66	17.85

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 31st, 2005 (Statistical Calculation Date)

Geographic Distribution (Cont.)			
State	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Minnesota	9	$437,932.98	0.26%
Mississippi	4	125,037.69	0.07
Missouri	37	1,403,599.65	0.82
Montana	14	638,349.28	0.38
Nebraska	5	144,733.61	0.09
Nevada	72	3,866,894.64	2.27
New Hampshire	14	648,275.38	0.38
New Jersey	87	4,895,521.06	2.88
New Mexico	33	1,275,246.73	0.75
New York	89	4,736,491.27	2.78
North Carolina	61	1,921,612.67	1.13
Ohio	9	390,518.29	0.23
Oklahoma	12	436,802.16	0.26
Oregon	51	2,257,332.18	1.33
Pennsylvania	68	3,445,201.33	2.02
Rhode Island	3	171,783.41	0.10
South Carolina	25	905,486.63	0.53
South Dakota	2	77,964.08	0.05
Tennessee	2	76,979.95	0.05
Utah	19	760,112.04	0.45
Vermont	10	416,321.55	0.24
Virginia	135	7,969,355.92	4.68
Washington	104	5,090,063.19	2.99
West Virginia	17	649,720.85	0.38
Wisconsin	39	1,670,552.36	0.98
Wyoming	6	163,822.10	0.10
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 31st, 2005 (Statistical Calculation Date)

Current Credit Scores			
FICO Score Rating	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
560 - 579	1	$41,600.00	0.02%
580 - 599	2	196,985.56	0.12
600 - 619	3	156,392.38	0.09
620 - 639	26	1,618,856.11	0.95
640 - 659	118	6,183,515.61	3.63
660 - 679	437	19,612,532.05	11.52
680 - 699	625	30,757,608.70	18.07
700 - 719	618	31,611,442.16	18.57
720 - 739	539	29,440,053.45	17.30
740 - 779	784	39,327,363.95	23.11
780 - 799	189	9,037,237.88	5.31
800 +	46	2,201,352.82	1.29
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 31st, 2005 (Statistical Calculation Date)

Credit Limits			
Range of Credit Limits ($)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0 - 9,999	1	$0.01	0.00%
10,000 - 19,999	263	3,439,313.02	2.02
20,000 - 29,999	564	12,956,321.15	7.61
30,000 - 39,999	528	16,765,506.02	9.85
40,000 - 49,999	380	15,580,049.97	9.15
50,000 - 59,999	456	21,301,804.74	12.52
60,000 - 69,999	249	14,557,019.89	8.55
70,000 - 79,999	224	14,904,477.86	8.76
80,000 - 89,999	138	10,837,977.19	6.37
90,000 - 99,999	112	9,398,625.58	5.52
100,000 - 109,999	208	16,897,128.58	9.93
110,000 - 119,999	48	4,969,236.07	2.92
120,000 - 129,999	31	3,378,423.42	1.99
130,000 - 139,999	35	4,537,319.33	2.67
140,000 - 149,999	18	2,360,119.88	1.39
150,000 - 159,999	36	3,717,421.49	2.18
160,000 - 169,999	11	1,550,281.66	0.91
170,000 - 179,999	12	1,350,119.77	0.79
180,000 - 189,999	8	1,391,430.46	0.82
190,000 - 199,999	10	1,879,664.59	1.10
200,000 - 209,999	23	2,459,612.34	1.45
210,000 - 219,999	2	422,727.06	0.25
240,000 - 249,999	3	547,334.92	0.32
250,000 - 259,999	13	2,028,779.60	1.19
260,000 - 269,999	1	254,842.77	0.15
270,000 - 279,999	1	270,000.00	0.16
290,000 - 299,999	1	214,815.18	0.13
300,000 >=	12	2,214,588.12	1.30
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 31st, 2005 (Statistical Calculation Date)

Credit Limit Utilization Rates			
Range of Credit Limit Utilization (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0.000 - 10.000	141	$93,272.77	0.05%
10.001 - 20.000	30	396,225.63	0.23
20.001 - 30.000	27	575,736.03	0.34
30.001 - 40.000	45	1,361,540.46	0.80
40.001 - 50.000	54	1,529,626.29	0.90
50.001 - 60.000	66	2,439,477.54	1.43
60.001 - 70.000	74	3,035,446.51	1.78
70.001 - 80.000	122	4,968,388.24	2.92
80.001 - 90.000	111	5,890,435.01	3.46
90.001 - 100.000	2,718	149,894,792.19	88.08
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 31st, 2005 (Statistical Calculation Date)

Margins			
Range of Margins (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
<= -0.251	21	$966,727.83	0.57%
-0.250 - -0.001	47	4,457,783.19	2.62
0.000 - 0.249	146	11,442,866.37	6.72
0.250 - 0.499	239	13,011,435.38	7.65
0.500 - 0.749	295	13,979,862.34	8.21
0.750 - 0.999	345	15,194,599.61	8.93
1.000 - 1.249	374	19,782,392.12	11.62
1.250 - 1.499	296	14,821,216.53	8.71
1.500 - 1.749	345	15,398,874.00	9.05
1.750 - 1.999	208	8,378,927.44	4.92
2.000 - 2.249	147	7,016,603.92	4.12
2.250 - 2.499	107	4,512,629.66	2.65
2.500 - 2.749	80	5,651,179.36	3.32
2.750 - 2.999	123	5,646,503.27	3.32
3.000 - 3.249	135	4,707,341.02	2.77
3.250 - 3.499	49	1,800,975.67	1.06
3.500 - 3.749	61	2,086,330.10	1.23
3.750 - 3.999	29	1,270,266.61	0.75
4.000 - 4.249	43	2,401,095.55	1.41
4.250 - 4.499	46	2,463,347.10	1.45
4.500 - 4.749	49	2,298,368.33	1.35
4.750 - 4.999	47	2,994,919.68	1.76
5.000 - 5.249	42	2,563,811.49	1.51
5.250 - 5.499	44	2,865,940.06	1.68
5.500 - 5.749	38	2,603,331.09	1.53
5.750 - 5.999	18	1,110,195.07	0.65
6.000 - 6.249	8	327,586.63	0.19
6.250 - 6.499	3	203,031.25	0.12
6.500 - 6.749	1	89,750.00	0.05
7.250 - 7.499	1	99,250.00	0.06
7.500 - 7.749	1	37,800.00	0.02
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 31st, 2005 (Statistical Calculation Date)

Current Loan Rates

Range of Current Loan Rates (%)	HELOCs	Principal Balance ($)	% of Pool Principal Balance
4.999 or Less	60	$3,375,842.01	1.98%
5.250 - 5.499	21	966,727.83	0.57
5.500 - 5.749	49	4,722,514.12	2.77
5.750 - 5.999	140	10,819,223.03	6.36
6.000 - 6.249	239	13,216,666.15	7.77
6.250 - 6.499	294	14,039,308.32	8.25
6.500 - 6.749	357	16,212,710.20	9.53
6.750 - 6.999	354	17,230,669.56	10.12
7.000 - 7.249	293	15,320,902.13	9.00
7.250 - 7.499	308	12,959,096.14	7.61
7.500 - 7.749	217	9,063,546.50	5.33
7.750 - 7.999	119	5,352,224.95	3.14
8.000 - 8.999	433	19,770,562.60	11.62
9.000 - 9.999	150	5,685,001.75	3.34
10.000 - 10.999	179	9,859,796.61	5.79
11.000 - 11.999	141	9,244,422.55	5.43
12.000 - 12.999	15	946,249.22	0.56
13.000 - 13.999	17	1,220,127.00	0.72
14.000 - 14.999	1	84,000.00	0.05
15.000 - 15.999	1	95,350.00	0.06
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 31st, 2005 (Statistical Calculation Date)

Maximum Loan Rates			
Maximum Loan Rates (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
12.000 - 12.999	4	$105,000.03	0.06%
15.000 - 15.999	1	72,700.00	0.04
16.000 - 16.999	18	562,763.26	0.33
17.000 - 17.999	43	1,955,872.46	1.15
18.000 - 18.999	3,322	167,488,604.92	98.42
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Original Term			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
179 and Less	110	$8,230,083.55	4.84%
180 - 239	473	22,812,396.53	13.40
300 - 359	573	35,253,201.50	20.71
360 +	2,232	103,889,259.09	61.04
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Remaining Term			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
179 and Less	583	$31,042,480.08	18.24%
180 - 239	1	38,332.87	0.02
240 - 299	571	35,191,868.63	20.68
300 - 359	2,233	103,912,259.09	61.06
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 31st, 2005 (Statistical Calculation Date)

Original Draw Period			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
60 Months	393	$17,903,351.66	10.52%
120 Months	2,884	145,356,309.44	85.41
180 Months	111	6,925,279.57	4.07
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Remaining Draw Period			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0 - 9	3	$19,218.55	0.01%
30 - 39	4	82,429.26	0.05
40 - 49	67	2,477,059.54	1.46
50 - 59	319	15,324,644.31	9.00
100 - 109	43	2,787,423.75	1.64
110 - 119	2,840	142,545,885.69	83.76
120 - 129	1	23,000.00	0.01
150 - 159	2	11,256.18	0.01
160 - 169	6	386,449.83	0.23
170 - 179	103	6,527,573.56	3.84
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 31st, 2005 (Statistical Calculation Date)

Lien Position			
Lien Position	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
First Lien	66	$6,031,740.31	3.54%
Second Lien	3,322	164,153,200.36	96.46
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Documentation Programs			
Program	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Full/Alternative	2,080	$97,063,541.92	57.03%
No Documentation	2	190,283.67	0.11
No Ratio	4	242,840.05	0.14
Stated Income	1,215	67,810,837.97	39.85
Stated/Stated	87	4,877,437.06	2.87
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business May 31st, 2005 (Statistical Calculation Date)

Initial Periodic Rate Cap

Cap	HELOCs	Principal Balance ($)	% of Pool Principal Balance
None	3,388	$170,184,940.67	100.00%
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Subsequent Periodic Rate Cap

Cap	HELOCs	Principal Balance ($)	% of Pool Principal Balance
None	3,388	$170,184,940.67	100.00%
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Index

Index	HELOCs	Principal Balance ($)	% of Pool Principal Balance
Prime	3,388	$170,184,940.67	100.00%
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Months to Next Rate Adjustment

Months	HELOCs	Principal Balance ($)	% of Pool Principal Balance
0 - 2	3,387	$170,161,940.67	99.99%
3 - 5	1	23,000.00	0.01
Total:	**3,388**	**$170,184,940.67**	**100.00%**

Contact Information

Banking Contacts		
Name:	**Telephone:**	**E-Mail:**
Brad Andres Managing Director	(212) 272-6887	bandres@bear.com
Sally Kawana Vice President	(212) 272-3509	skawana@bear.com
Andrew Kennedy	(212) 272-7852	akennedy@bear.com

Trading / Syndicate Contacts		
Name:	**Telephone:**	**E-Mail:**
Scott Eichel Senior Managing Director	(212) 272-5451	seichel@bear.com
Chris Scott Senior Managing Director	(212) 272-5451	cscott@bear.com
Keith Lind Associate Director	(212) 272-5451	klind@bear.com
Carol Fuller Senior Managing Director	(212) 272-4955	cfuller@bear.com
Angela Ward Vice President	(212) 272-4955	adward@bear.com

Rating Agency Contacts		
Name:	**Telephone:**	**E-Mail:**
Moody's Greg Gemson	(212) 553-7922	gregory.gemson@moodys.com
Fitch Tiffany Yamaoka	(212) 908-0656	tiffany.yamaoka@fitchratings.com